UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [  ]     MERGER

         [  ]     LIQUIDATION

         [x]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [  ]     Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Claymore S&P Equity Long/Short Index Fund

3.       Securities and Exchange Commission File No.: 811-21747

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [x] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         2455 Corporate West Drive
         Lisle, Illinois 60532

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Kevin M. Robinson
         Claymore Advisors, LLC
         2455 Corporate West Drive
         Lisle, Illinois 60532
         Telephone: (630) 577-2201

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7.       Name, address, and telephone number of the individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31-a1, .31-a2]:

         Claymore Advisors, LLC
         2455 Corporate West Drive
         Lisle, Illinois 60532
         Telephone: (630) 505-3700

8.       Classification of fund (check only one):

         [x] Management company;

         [  ]     Unit investment trust; or

         [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [  ]     Open-end          [x]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         None. Applicant has never entered into a contract with an investment adviser.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         None. Applicant has never made a public offering of its securities.

13.      If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE.

         (a) Depositor's name(s) and address(es):
         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

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         [ ] Yes [x] No

15.      (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [x] Yes [ ] No

             If Yes, state the date on which the board vote took place: June 17, 2009

             If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [ ] Yes [x] No

             If Yes, state the date on which the board vote took place:

             If No, explain:

             The Fund has no shareholders, as the Fund has never made a public offering of its securities and no shares have been issued.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation? NOT APPLICABLE

                           [  ]     Yes              [  ]     No


17.      Closed-end funds only:
         Has the fund issued senior securities? NOT APPLICABLE

                           [  ]     Yes              [  ]     No


18. Has the fund distributed ALL of its assets to the fund's shareholders? NOT APPLICABLE

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests? NOT APPLICABLE

                           [   ]    Yes              [  ]     No

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? NOT APPLICABLE (See question 18 above)

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                           [   ]    Yes              [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities? NOT APPLICABLE

                           [   ]    Yes              [  ]     No

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      List the expenses incurred in connection with the Merger or
         Liquidation: NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? NOT APPLICABLE

                           [   ]    Yes              No       [  ]

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes               [x]     No

25. Is the fund now engaged, or intending to engage, in any business activity other than those necessary for winding up its affairs?

         [  ]     Yes               [x]     No

VI.      MERGERS ONLY

26.      (a) State the name of the fund surviving the Merger: NOT APPLICABLE

         (b) State the Investment Company Act file number of the fund surviving the Merger: NOT APPLICABLE

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: NOT APPLICABLE

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form. NOT APPLICABLE

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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Claymore S&P Equity Long/Short Index Fund, (ii) he or she is an authorized signatory of Claymore S&P Equity Long/Short Index Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F are true to the best of his or her knowledge, information, and belief.

                                 /s/ Kevin Robinson
                                 ----------------------------------------------
                                 Kevin Robinson
                                 Authorized Signatory
                                 Claymore S&P Equity Long/Short Index Fund

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